FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement.
Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”,
“anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the
“Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions
(including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies andcurrency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

results for the 4
th
quarter and
year ended September 2010

sappi
Coated fine paper
64%
Uncoated fine paper
7%
Coated specialities
7%
Commodity paper
7%
Pulp
14%
Other
1%
North America
21%
Europe
55%
Southern Africa
24%
Sales by product group*
Sales by source*
North America
22%
Europe
48%
Southern Africa
13%
Asia and other
17%
Fine paper
62%
38%
Southern Africa
Sales by destination*
Net operating assets**

results

Financial summary for the quarter

· Operating profit US$129 million (excluding special items);
  Q4 2009 US$38 million (excluding special items)
· EPS 16 US cents; Q4 2009 loss per share of 20 US cents
· EPS 9 US cents (excluding special items); Q4 2009 loss per share 2 US cents (excluding special items)
· Net cash generated US$238 million; Q4 2009 US$225 million
· Coated paper prices increasing; pulp prices high
· Strong Demand
· Strong Liquidity
Quarter ended Year ended
Sept 2010
Jun 2010 Sept 2009
Sept 2010
Sept 2009
Key figures: (US$ million)
Sales
1,774
1,602                  1,553
6,572                 5,369
Operating profit (loss)
158
154 (129)
341
(73)
Special items – (gains) losses
1
(29)
(79) 167
(2)
106
Operating profit excluding
special items
2
129
75                      38
339
33
EBITDA excluding special items
3
227
176                    150
752
431
Basic earnings (loss) per share
(US cents)
16
12 (20)
13
(37)
Net debt
4
2,221
2,337                 2,576
2,221
2,576
Key ratios: (%)
Operating profit (loss) to sales
8.9
9.6 (8.3)
5.2
(1.4)
Operating profit excluding
special items to sales
7.3
4.7                      2.4
5.2
0.6
Operating profit excluding
special items to
Capital Employed (ROCE)
12.6
7.3                      3.3
8.0
0.8
EBITDA excluding special
items to sales
12.8
11.0                      9.7
11.4
  8.0
Return on average equity (ROE)
5
18.6
15.0 (21.4)
3.6
(10.4)
Net debt to total capitalisation
5
53.9
57.6                   58.9
53.9
58.9
1
Refer to page 16 for details on special items.
2
Refer to page 16, note 9 to the group results for the reconciliation of operating profit excluding special items to operating profit (loss).
3
Refer to page 16, note 9 to the group results for the reconciliation of EBITDA excluding special items to profit (loss) before taxation.
4
Refer to page 18, Supplemental Information for the reconciliation of net debt to interest-bearing borrowings.
5
Refer to page 17, Supplemental Information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter
The group had a much improved performance for the quarter, achieving the highest quarterly operating profit excluding special items for a number of years and net cash generated of US$238 million. The performance of each of the businesses improved, particularly those of North America and Southern Africa which are net sellers of pulp and therefore benefited from high pulp prices.

Demand conditions continued to improve gradually and almost all our mills ran at full capacity for the quarter. In Europe, we implemented a price increase during September (the third since March) which has started to offset the effect of the substantial increase in pulp input costs experienced over the past year and to restore reasonable margins.

Sales increased to US$1.8 billion, a 14% increase on sales in the equivalent quarter last year as a result of increased sales volumes and prices.

Average prices realised by the group were 3% higher than a year ago in US Dollar terms. In local currency, average prices increased by 11% in Europe, 8% in North America and, largely as a result of high pulp prices, 25% in South Africa.

Raw material input costs were up approximately US$100 million compared to the equivalent quarter last year, mainly as a result of higher pulp prices.

Special items for the quarter amounted to a gain of US$29 million primarily in respect of the plantation price fair value adjustment.

Operating profit excluding special items was US$129 million for the quarter, a substantial improvement compared to US$38 million in the equivalent quarter last year and compared to US$75 million in the June
2010 quarter. Including special items, operating profit was US$158 million compared to a loss of US$129 million in the equivalent quarter last year.

Earnings per share for the quarter were 16 US cents (including a gain of 7 US cents in respect of special items including financing items), compared to a loss of 20 US cents in the equivalent quarter last year
(which included a loss of 18 US cents in respect of special items including financing items).

Year ended September 2010 compared to year ended
September 2009

2010 was a much improved year for Sappi. Sales for the year were 22% higher than the prior year as a result of improving demand, favourable currency movements and the inclusion of the coated paper businesses acquired from M-real for the full year in 2010 compared to 9 months in 2009.

Operating profit excluding special items was US$339 million compared to US$33 million in the prior year.
While special items had an impact on quarterly results through the year the net effect for the full year was only US$2 million. Accordingly, operating profit including special items for the year was therefore similar at
US$341 million compared to a loss of US$73 million last year.

The group generated a net profit of US$66 million for the year and earnings per share of 13 US cents
(favourably impacted by 4 US cents of special items including financing items) compared to a net loss of US$177 million and a loss per share of 37 US cents (including a loss of 13 US cents of special items including financing items) last year.

results

Cash flow and debt
Quarter
Net cash generated was US$238 million for the quarter reflecting improved cash generated by operations, and cash released from working capital of US$181 million.

Net debt decreased by US$116 million over the quarter to US$2,221 million as a result of the net cash generated, partly offset by unfavourable currency translation (due to the strengthening of the Euro and the
Rand relative to the US Dollar in the quarter).
Year
Over the financial year, we reduced our net debt by US$355 million largely as a result of net cash generation of US$341 million. At year end we had cash on hand of US$792 million and had additional liquidity in the form of a €209 million (US$282 million) committed revolving credit facility. During the year, we used approximately US$250 million of our cash to repay debt early. Capital expenditure of US$188 million for the year was in line with our target of US$200 million.
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                     ended
Sept 2010
Sept 2009
%
June 2010
US$ million
US$ million
change
US$ million
Sales
1,327
                 1,208
10                    1,220
Operating profit
87
1
–*                       36
Operating profit to sales (%)
6.6                     0.1
–                       3.0
Special items – (gains) losses
(11)                     49
–
1
Operating profit (loss) excluding
special items
76                      50
52                         37
Operating profit (loss) excluding
special items to sales (%)
5.7                     4.1
–                       3.0
EBITDA excluding special items
151                     138
9                       110
EBITDA excluding special items
to sales (%)
11.4                   11.4
–
9.0
RONOA pa (%)
10.0                     5.9
–                       4.8
* Comparative not meaningful.
The Fine Paper business achieved an operating profit excluding special items of US$76 million for the quarter, a 52% improvement compared to the equivalent quarter last year as a result of improved demand evels in our major markets and improving prices.

Europe
Quarter
Quarter Quarter
ended
ended              %               %
ended
Sept 2010
Sept 2009      change
change June 2010
US$ million
US$ million (US$) (Euro) US$ million
Sales
963                868
11 23 873
Operating profit (loss)
40                (59)
–* –* 11
Operating profit (loss) to sales (%)
4.2               (6.8)
–                –
1.3
Special items – (gains) losses
(6)                 75
–                –
2
Operating profit excluding
special items
34                   16
113 133 13
Operating profit excluding
special items to sales (%)
3.5                  1.8
–                –
1.5
EBITDA excluding special items
90                   80
13 25 68
EBITDA excluding special items
to sales (%)
9.3                 9.2
–                –
7.8
RONOA pa (%)
6.5
2.7              –                –
2.5
* Comparative not meaningful.
While the business performed significantly better during the quarter, it is not yet achieving an acceptable return which remains the top priority for the Sappi group.

The European business’ coated paper shipments continued to grow in the quarter. Industry coated woodfree paper shipments increased by 7%, compared to the equivalent quarter last year including a significant increase in exports. Shipments of coated mechanical paper increased 13%, almost returning to the shipment volumes of the equivalent quarter in 2008 which was prior to the global crash.

A third coated woodfree price increase was implemented in September which, together with increases in April and June, is helping offset the effect of rapidly increasing pulp prices. There was a modest price increase for coated mechanical paper in July but the margins for our coated mechanical paper remain well below acceptable levels.

Our average price realised in Europe for the quarter was 11% above the equivalent quarter last year and
5% above those realised in the June 2010 quarter.

results

North America
Quarter
Quarter
Quarter
ended
ended                                     ended
Sept 2010
Sept 2009
%
June 2010
US$ million
US$ million
change
US$ million
Sales
364                    340
7                       347
Operating profit
47
60
(22)
25
Operating profit to sales (%)
12.9
                  17.6
–
7.2
Special items – gains
(5)
(26)
–
(1)
Operating profit excluding
special items
42
34
24
24
Operating profit excluding
special items to sales (%)
11.5
10.0                –
6.9
EBITDA excluding special items
61
58
5
42
EBITDA excluding special items
to sales (%)
16.8
17.1
–
12.1
RONOA pa (%)
17.8
13.5                –
10.0
The North American business performed well, benefiting from its market positioning, competitive cost base, good performance from the specialities products and surplus pulp position with higher pulp pricing.
Operating profit was lower than the equivalent quarter last year due to alternative fuel tax credits received in the quarter ended September 2009 which are included in special items.

Demand levels improved further, with US industry shipments of coated woodfree paper increasing 9%
compared to the equivalent quarter last year.

While price increases were implemented on selected coated paper grades during the quarter, the average price increase of 8% compared to the equivalent quarter last year was largely a result of pulp price increases.

During the quarter, we built our pulp inventory at Somerset mill in preparation for a pulp mill outage which commenced in October 2010. During the outage we upgraded the chemical recovery complex at the mill which is expected to significantly reduce energy costs and increase the proportion of renewable energy used at the Somerset mill to 89%.

During October, the U.S. International Trade Commission ruled to impose anti-dumping and countervailing duties on imported coated sheet paper from Indonesia and China. The duties which range from 25.2% to
313.8% are expected to re-establish a level playing field in the US.

Sappi Southern Africa
Quarter
Quarter Quarter
ended
ended              %              %
ended
Sept 2010
Sept 2009      change
change June 2010
US$ million
US$ million (US$) (Rand) US$ million
Sales
447                 345
30 23 382
Operating profit (loss)
84
(125)            –*               –*
118
Operating profit (loss)
to sales (%)
18.8               (36.2)           –                 –
30.9
Special items – (gains) losses
(26)                 115             –                 –
(83)
Operating profit (loss) excluding
special items
58
(10) – – 35
Operating profit (loss) excluding
special items to sales (%)
13.0
(2.9)
–                –
9.2
EBITDA excluding special items
82
15 447 420 62
EBITDA excluding special items
to sales (%)
18.3
4.3 – – 16.2
RONOA pa (%)
12.6
(2.1)
–               –
7.9
* Comparative not meaningful.
The performance of the Southern African business improved significantly during the quarter. We reorganised the paper and packaging paper business during the quarter to provide a more effective customer interface and to share best operating practices among the mills.

The chemical cellulose business continued to achieve higher output from the expanded Saiccor Mill.
Demand was very strong and prices increased further. The majority of our sales are linked to long-term contracts and we therefore did not realise the full benefit of the record spot prices in certain markets for chemical cellulose. These spot markets represent a small proportion of the total chemical cellulose market.

Demand for packaging and fine paper products has improved in the domestic market but competition from imports has continued as a result of the strength of the Rand relative to the US dollar.
Directorate
During the quarter, it was announced that Mr H C Mamsch would be retiring from the board of directors at the end of December 2010, having served for seven years.

results

Outlook
We expect continued gradual improvement in global economic conditions during the year ahead; however we remain cautious as a result of factors such as the volatility of exchange rates which could dampen growth.

Against that background, we expect demand for coated paper in our major markets to recover further during the year. We believe that input costs are likely to rise. We intend to reduce our costs where possible and to grow revenue through sales volume, mix and higher price levels to achieve acceptable margins across the businesses.

We expect continued strong demand and good price levels for chemical cellulose in the year ahead. The reorganisation of the paper business in Southern Africa is expected to help improve margins; however, the Rand is currently strong relative to the US dollar and remains volatile. A strengthening Rand would be unfavourable for the performance of the Southern African business.

The extended outage at Somerset pulp mill in October 2010 will reduce the potential profitability of our
North American business for the quarter but we expect the pulp mill to start ramping up production in early November and for energy costs to be reduced once the rebuilt energy complex reaches optimum efficiencies.

With the expected improvement in the performance of our businesses and reduced uncertainty in financial markets we will gradually reduce our cash on hand with further repayment of debt. This, together with our targeted continued reduction in net debt, will help reduce finance costs in the year ahead.

In our first financial quarter, we expect the group’s operating profit (excluding special items) to continue the improving trend relative to the equivalent quarter last year.

On behalf of the board
R J Boëttger
M R Thompson
Director
Director
08 November 2010
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words ‘believe’, ‘anticipate’,
‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

results

Group income statement
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
Note
US$ million
US$ million
US$ million
US$ million
Sales
1,774                   1,553
6,572                    5,369
Cost of sales
1,498
1,519
5,786
5,029
Gross profit
276
34
786
340
Selling, general and administrative
expenses
119
112
448
385
Other operating expenses
1
56
10
39
Share of profit from
associates and joint ventures
(2)
(5)
(13)
(11)
Operating profit (loss) 3
158
(129)
341
(73)
Net finance costs
63
14
255
145
Net interest
67
21
293
137
Net foreign exchange gains
(1)
(5)
(17)
(17)
Net fair value (gains) losses on
financial instruments
(3)
(2)
(21)
25
Profit (loss) before taxation
95
(143)
86
(218)
Taxation
11
(40)
20
(41)
Current
(7)
(3)
(6)
4
Deferred
18
(37)
26
(45)
Profit (loss) for the period
84
(103)
66
(177)
Basic earnings (loss) per share
(US cents)
16
(20)
13
(37)
Weighted average number of
shares in issue (millions)
519.5
515.8
516.7
482.6
Diluted basic earnings (loss)
per share (US cents)
16
(20)
13
(37)
Weighted average number
of shares on fully
diluted basis (millions)
524.0
515.8
520.8
482.6
Group statement of comprehensive income
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
US$ million
US$ million
US$ million
US$ million
Profit (loss) for the period
84
(103)
66
(177)
Other comprehensive income (loss),
net of tax
86
(154)
8
(197)
Exchange differences on translation
of foreign operations
121
57
52
14
Actuarial losses in post-
employment benefits
(71)
(229)
(71)
(229)
Movements in hedging reserves
23
(14)
14
(14)
Movement on available for
sale financial assets
2
–
2
–
Deferred tax effects on above
11
32
11
32
Total comprehensive income (loss)
for the period
170
(257)
74
(374)

Group balance sheet
Reviewed
Reviewed
Sept 2010
Sept 2009
US$ million
US$ million
ASSETS
Non-current assets
4,653
4,867
Property, plant and equipment
3,660
3,934
Plantations
687
611
Deferred taxation
53
56
Other non-current assets
253
266
Current assets
2,531
2,430
Inventories
836
792
Trade and other receivables
903
868
Cash and cash equivalents
792
770
Total assets
7,184
7,297
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,896
1,794
Non-current liabilities
3,249
3,662
Interest-bearing borrowings
2,317
2,726
Deferred taxation
386
355
Other non-current liabilities
546
581
Current liabilities
2,039
1,841
Interest-bearing borrowings
691
601
Bank overdraft
5
19
Other current liabilities
1,307
1,165
Taxation payable
36
56
Total equity and liabilities
7,184
7,297
Number of shares in issue at balance sheet date (millions)
519.5
515.7

results

Group cash flow statement
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
US$ million
US$ million
US$ million
US$ million
Profit (loss) for the period
84
(103)
66
(177)
Adjustment for:
Depreciation, fellings and amortisation
119
131
484
467
Taxation
11
(40)
20
(41)
Net finance costs
63
14
255
145
Post-employment benefits
(25)
(30)
(73)
(62)
Plantation price fair value adjustment
(29)
111
(31)
67
Other non-cash items
(41)
78
16
33
Cash generated from operations
182
161
737
432
Movement in working capital
181
127
(5)
152
Net finance costs
(66
)               (27)
(194)
(81)
Taxation paid
(1)
-
(9)
(5)
Dividends paid
-
-
-
(37)
Cash retained from operating activities
296
261
529
461
Cash utilised in investing activities
(58)
(36)
(188)
(762)
Capital expenditure and other
non-current assets
(58)
(34)
(188)
(172)
Acquisition
–
(2)
–
(590)
Net cash generated (utilised)
238
225
341
(301)
Cash effects of financing activities
(12)
(272)
(256)
707
Net movement in cash and cash
equivalents
226
(47)
85
406
Group statement of changes in equity
Reviewed
Reviewed
Year
Year
ended
ended
Sept 2010
Sept 2009
US$ million
US$ million
Balance – beginning of period
1,794
1,605
Total comprehensive income (loss) for the period
74
(374)
Dividends paid
–
(37)
Rights offer
–
575
Costs directly attributable to the rights offer
–
(31)
Issue of new shares
17
45
Transfers (to) from the share purchase trust
(6)
2
Share-based payment reserve
17
9
Balance – end of period
1,896
1,794

Notes to the group results
1.    Basis of preparation
The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices
Board and the information required by IAS 34 “Interim Financial Reporting”. The report has been prepared using accounting policies that comply with IFRS which are consistent with those applied in the financial statements for the year ended September 2009, except for the adoption of IFRS 8 “Operating Segments”.
The preliminary results for the year ended September 2010 as set out on pages 9 to 16 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group’s auditors,
Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered office.
2.    Adoption of IFRS 8 “Operating Segments”
The adoption of IFRS 8 “Operating Segments” did not have an impact on the group’s reported results or financial position.
IFRS 8 requires an entity to report financial and descriptive information about its reportable segments.
Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 9.
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010       Sept 2009
Sept 2010
Sept 2009
US$ million     US$ million
US$ million
US$ million
3.    Operating profit (loss)
Included in operating profit (loss) are
the following non-cash items:
Depreciation and amortisation
98
112
413
398
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
21
19
71
69
Growth
(19)
(21)
(67)
(73)
2
(2)
4
(4)
Plantation price fair value
adjustment
(1)
(29)
111
(31)
67
(27)
109
(27)
63
Included in other operating expenses
are the following:
Asset impairments (impairment reversals)
2
73
(10)
79
Profit on disposal of property,
plant and equipment
(6)
–
(5)
(1)
Loss on disposal of investment
1
–
–
–
Restructuring provisions raised
–
24
46
34
Integration costs
–
–
–
3
Black Economic Empowerment
transactions charge
(2)
–
–
23
–
Fuel tax credit
–
(50)
(51)
(87)
(1)
In the third quarter of fiscal 2010 the group changed the estimates used to derive the prices of timber that are used to calculate the fair value of its plantations. The change impacts the estimate of the expected future cash flows that are used in calculating the present value of mature and immature timber except for the timber that is expected to be felled in the next twelve months from balance sheet date. Before the change, Sappi used period end spot prices to estimate the fair value of the above timber; the group now uses a twelve quarter rolling average price, as this reflects the fair value of the plantations more accurately.
(2)
IFRS 2 non-cash charges associated with Black Economic Empowerment transactions, the majority of which relates to the unwinding of the 2006 Black Economic Empowerment deal with the remaining charge relating to the issue of shares to employees and local communities.

results

Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
 Sept 2009       Sept 2010          Sept 2009
US$ million     US$ million     US$ million        US$ million
4.    Headline earnings (loss) per share *
Headline earnings (loss) per share (US cents)
16
(6)
10
(21)
Weighted average number of shares in issue
(millions)
519.5
515.8
516.7
482.6
Diluted headline earnings (loss) per share
(US cents)
16
(6)
10
(21)
Weighted average number of shares
on fully diluted basis (millions)
524.0
515.8
520.8
482.6
Calculation of headline earnings (loss) *
Profit (loss) for the period
84
(103)
66
(177)
Asset impairments (impairment reversals)
2
73
(10)
79
Profit on disposal of property,
plant and equipment
(5)
–
(4)
(1)
Loss on disposal of investment
1
–
–
–
Tax effect of above items
–
–
–
–
Headline earnings (loss)
82
(30)
52
(99)
*Headline earnings disclosure is required by the JSE Limited.
5.    Capital expenditure
Property, plant and equipment
81
37
201
184
Reviewed
Reviewed
Sept 2010
Sept
2009
US$ million
US$ million
6.    Capital commitments
Contracted
62
62
Approved but not contracted
109
126
171
188
7.    Contingent liabilities
Guarantees and suretyships
48
44
Other contingent liabilities
8
8
56
52
8.    Material balance sheet movements
Early repayment of interest-bearing borrowings
The North American Municipal Bonds of US$106 million were repaid in March 2010 at par value.
An amount of US$29 million of our 7.5% Guaranteed Notes due 2032 was repurchased in the open market early in the third quarter for US$24 million.
An early repayment of the first instalment on a syndicated loan with Österreichische Kontrollbank of €80 million
(US$99 million), due in December 2010, was made in June 2010.
Transfers from assets held for sale and liabilities associated with assets held for sale
The Usutu pulp mill was permanently closed at the end of January 2010. The future of the site and plantations was discussed with potential investors and the Government of Swaziland. The disposal group consisting mainly of plantations had been classified as held for sale since December 2009. The Sappi board subsequently took a decision to continue with its forestry operations in Swaziland, and is investigating the establishment of various timber processing operations at the Usutu mill site. As a result, the assets are no longer classified as held for sale.

9.    Segment Information
Restatement of prior year disclosures
Fine Paper Southern Africa is now reported as part of the Southern African segment (previously referred to as “Forest Products”) in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter and year ended September 2009:
Restated
Reviewed
Quarter ended
Sept 2009
US$ million
As previously
reported       Adjustment     Restated
Fine Paper
Sales
1,300                (92)
1,208
Operating (loss) profit (1) 2 1
Net operating assets 3,526 (205) 3,321
Southern Africa
Sales
253                   92
345
Operating loss (123) (2) (125)
Net operating assets 1,686 205 1,891
Restated
Reviewed
Year ended
Sept 2009
US$ million
As previously
reported      Adjustment     Restated
Fine Paper
Sales
4,508              (318)
4,190
Operating loss (17) 3 (14)
Net operating assets 3,526 (205) 3,321
Southern Africa
Sales
861                 318
1,179
Operating loss (52) (3) (55)
Net operating assets 1,686 205 1,891

results

The information below is presented in the way that it is reviewed by the chief operating decision maker as required by IFRS 8 “Operating Segments”.
Restated Restated
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
352
355
1,354
1,274
Europe
994
895
3,796
2,956
Total                                  1,346
1,250
5,150
4,230
Southern Africa – Pulp and paper
460
470
1,751
1,660
Forestry
289
168
993
817
Total
2,095
1,888
7,894
6,707
Reviewed
Reviewed
Reviewed
US$ million
US$ million
US$ million
US$ million
Sales
Fine Paper –
North America
364
340
1,373
1,295
Europe
963
868
3,638
2,895
Total                                   1,327
1,208
5,011
4,190
Southern Africa – Pulp and paper
426
331
1,488
1,124
Forestry
21
14
73
55
Total
1,774
1,553
6,572
5,369
Operating profit excluding special items
Fine Paper –
North America
42
34
124
(2)
Europe
34
16
76
12
Total                                       76
50
200
10
Southern Africa
58
(10)
134
17
Corporate and other
(5)
(2)
5
6
Total
129
38
339
33
Special items – (gains) losses
Fine Paper –
North America
(5)
(26)
(56)
(55)
Europe
(6)
75
4
79
Total                                      (11)
49
(52)
24
Southern Africa
(26)
115
22
72
Corporate and other
8
3
28
10
Total
(29)
167
(2)
106
Operating profit (loss)
Fine Paper –
North America
47
60
180
53
Europe
40
(59)
72
(67)
Total                                       87
1
252
(14)
Southern Africa
84
(125)
112
(55)
Corporate and other
(13)
(5)
(23)
(4)
Total
158
(129)
341
(73)
EBITDA excluding special items
Fine Paper –
North America
61
58
201
98
Europe
90
80
310
226
Total                                     151
138
511
324
Southern Africa
82
15
236
101
Corporate and other
(6)
(3)
5
6
Total
227
150
752
431

Restated Restated
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
US$ million     US$ million   US$ million      US$ million
Net operating assets
Fine Paper –
North America
935
981
935
981
Europe
2,109
2,340
2,109
2,340
Total                                  3,044
3,321
3,044
3,321
Southern Africa
1,887
1,891
1,887
1,891
Corporate and other
65
38
65
38
Total
4,996
5,250
4,996
5,250
Reconciliation of operating profit excluding special items to operating profit (loss)
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Operating profit excluding special items
129
38
339
33
Special items
29
(167)
2
(106)
Plantation price fair value adjustment
29
(111)
31
(67)
Restructuring provisions raised
–
(24)
(46)
(34)
Profit on disposal of property, plant and equipment
6
–
5
1
Loss on disposal of investment
(1)
–
–
–
Asset (impairments) impairment reversals
(2)
(73)
10
(79)
Fuel tax credit
–
50
51
87
Integration costs
–
–
–
(3)
Black Economic Empowerment transactions charge
–
–
(23)
–
Fire, flood, storm and related events
(3)
(9)
(26)
(11)
Operating profit (loss)
158
(129)
341
(73)
Reconciliation of EBITDA excluding special items and operating profit excluding special items to profit (loss) before taxation
EBITDA excluding special items
227
150
752
431
Depreciation and amortisation
(98)
(112)
(413)
(398)
Operating profit excluding special items
129
38
339
33
Special items – gains (losses)
29
(167)
2
(106)
Net finance costs
(63)
(14)
(255)
(145)
Profit (loss) before taxation
95
(143)
86
(218)
Reconciliation of net operating assets to total assets
Net operating assets
4,996
5,250
4,996
5,250
Deferred tax
53
56
53
56
Cash and cash equivalents
792
770
792
770
Other current liabilities
1,307
1,165
1,307
1,165
Taxation payable
36
56
36
56
Total assets
7,184
7,297
7,184
7,297

results

Supplemental Information (this information has not been reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (i.e. spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies.

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Capital employed – shareholders’ equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants,
separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders’ equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results.

These financial measures are regularly used and compared between companies in our industry

Supplemental Information (this information has not been reviewed)
Summary Rand convenience translation
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept 2010
Sept 2009
Sept 2010
Sept 2009
Key figures: (ZAR million)
Sales
13,042
11,985
49,235
48,393
Operating profit (loss)
1,162
(996)
2,555
(658)
Special items – (gains) losses *
(213)
1,289
(15)
955
Operating profit excluding special items *
948
293
2,540
297
EBITDA excluding special items *
1,669
1,158
5,634
3,885
Basic earnings (loss) per share (SA cents)
118
(154)
97
(333)
Net debt *
15,589
19,091
15,589
19,091
Key ratios: (%)
Operating profit (loss) to sales
8.9
(8.3)
5.2
(1.4)
Operating profit excluding
special items to sales
7.3
2.4
5.2
0.6
Operating profit excluding
special items to
Capital Employed (ROCE) *
12.7
3.3
8.3
0.9
EBITDA excluding special items to sales
12.8
9.7
11.4
8.0
Return on average equity (ROE)
19.3
(21.6)
3.7
(12.1)
Net debt to total capitalisation *
53.9
58.9
53.9
58.9
*Refer to page 17, Supplemental Information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Sept 2010
Sept 2009
US$ million
US$ million
Interest-bearing borrowings
3,013
3,346
Non-current interest-bearing borrowings
2,317
2,726
Current interest-bearing borrowings
691
601
Bank overdraft
5
19
Cash and cash equivalents
(792)
(770)
Net debt
2,221
2,576
Exchange rates
Sept
Jun            Mar
Dec Sept
2010
      2010           2010             2009
2009
Exchange rates:
Period end rate: US$1 = ZAR
7.0190
7.6250        7.4298          7.5315
7.4112
Average rate for the Quarter: US$1 = ZAR
7.3517
7.5821        7.5597          7.5009
7.7174
Average rate for the YTD: US$1 = ZAR
7.4917
7.5610        7.5302          7.5009
9.0135
Period end rate: EUR 1 = US$
1.3491
1.2377        1.3413          1.4397
1.4688
Average rate for the Quarter: EUR 1 = US$
1.2871
1.2937        1.3891          1.4737
1.4317
Average rate for the YTD: EUR 1 = US$
1.3658
1.3845        1.4302          1.4737
1.3657
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

results

Sappi ordinary shares* (JSE: SAP)
0
20
40
60
80
100
Oct 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Jun 10
Mar 10
Oct 10
ZAR
US Dollar share price conversion*
0
3
6
9
12
15
Oct 04
Dec 04
Mar 05
US$
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Jun 10
Mar 10
Oct 10

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

this report is available on the Sappi website
www.sappi.com

22
22
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www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2010
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/